Exhibit (a)(5)(viii)

EFiled: Aug 7 2008 3:23PM EDT
Transaction ID 20972174
Case No. 3956-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THE GENERAL RETIREMENT FUND FOR THE CITY OF DETROIT, individually, and on behalf of all those similarly situated,	C.A. No.

Plaintiff,

v.

HERBERT W. BOYER, WILLIAM M. BURNS, ERICH HUNZIKER, JONATHAN K.C. KNOWLES, ARTHUR D. LEVINSON, DEBRA L. REED, CHARLES A. SANDERS, GENENTECH, INC., ROCHE HOLDINGS, INC., and ROCHE HOLDING LTD.,

Defendants.
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, The General Retirement Fund of the City of Detroit, as and for its Class Action Complaint, alleges as follows:
NATURE OF THE ACTION
     1. This is a class action lawsuit on behalf of the public stockholders of Genentech, Inc. (“Genentech” or the “Company”) to enjoin the proposed acquisition by the Company’s majority stockholder, Roche Holdings, Inc. (“Roche Inc.”), of the shares of the Company’s common stock it does not already own. Roche Inc. is a wholly owned subsidiary of Roche Holding, Ltd. (“Roche Ltd.”, and together with Roche Inc., “Roche”). As currently contemplated, the acquisition would result in a cash payment of $89.00 per share of Genentech, an unfairly low price, as alleged below (the “Proposed Acquisition”). As the Company’s majority stockholder, Roche is required to establish entire fairness in any acquisition of the public stock of Genentech it does not already own. As alleged herein, the Proposed Acquisition is not entirely fair and is an opportunistic attempt by Roche unfairly to exercise its control over Genentech and enrich itself at the expense of the public holders to which it owes fiduciary duties.
     2. Plaintiff seeks to enjoin the Proposed Acquisition or, alternatively, to recind the Proposed Acquisition and/or recover damages in the event the Proposed Acquisition is completed. Plaintiff also seeks declaratory relief in connection with certain terms of the Affiliation Agreement, which governs the relationship between Roche and Genentech (the “Affiliation Agreement”) and which may be read to impermissibly limit the fiduciary duties of the members of the Genentech Board and of Roche as Genentech’s controlling stockholder, including that the Proposed Acquisition be entirely fair. Plaintiff also seeks declaratory relief in connection with Articles 8 and 9 of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), which purport to eliminate fiduciary duties of the members of Genentech’s Board and of Roche, as Genentech’s controlling stockholder, and eliminate liability for breaches of fiduciary duties beyond the extent permissible under Delaware law.
THE PARTIES
     3. Plaintiff, The General Retirement Fund of the City of Detroit, has been a holder of Genentech common stock prior to the announcement of the Proposed Acquisition and continues to hold Genentech common stock as of this date.
     4. Genentech Inc. (“Genentech” or the “Company”) is a biotechnology company publicly traded on the New York Stock Exchange under the symbol DNA. Genentech is among the world’s leading biotech companies, with multiple products on the market for serious or life-threatening medical conditions, and several other projects in its pipeline. Noted for its strong research and development pipeline, the Company has an exceptionally adept and prolific internal research and development operation. A significant portion of the Company’s operating expenses are related to research and development, and in 2007, the Company put approximately 21% of its operating revenues into its research and development operation. Reflecting this strength in research and development, Genentech has as many as 100 products in its current pipeline, and as these products move into clinical trials, the Company will have the ability to project and capitalize on their revenue. Genentech is a corporation duly organized and existing under the laws of the State of Delaware with is principal place of business in the State of California at 1 DNA Way, San Francisco, California 94080. As of July 31, 2008, Genentech had 1,055,649,792 shares of common stock outstanding. Genentech’s registered agent in Delaware is Corporation Service Company, 2711 Centreville Rd., Suite 400, Wilmington, DE 19808.
     5. Roche Inc. has been a majority stockholder of Genentech since 1990 and owes fiduciary duties to Genentech and its shareholders. Roche Inc. is an indirect and wholly-owned subsidiary of Roche Ltd. Roche Inc. is the holding company for the principal operating subsidiaries of Roche Ltd. in the United States. Roche Inc. is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business in the State of Delaware at One Commerce Center, Suite 1050, 1201 N. Orange Street, Wilmington, DE 19801. Roche Inc.’s registered agent in Delaware is Roche Holdings, Inc., 1220 North Market Street, Suite 334, Wilmington, DE 19801.
     6. Roche Ltd. is a Swiss entity with its principal place of business located at Grenzacherstrasse 124, CH-4070 Basel, Switzerland. Pursuant to Section 1 of its Articles of Incorporation, Roche Ltd. is also known as Roche Holding AG and Roche Holding SA. Roche Ltd., a biotech company, operates in the fields of pharmaceuticals and diagnostics worldwide. It offers products and services for the early detection, prevention, diagnosis, and treatment of various diseases. Roche Ltd. offers in-vitro diagnostics and drugs for cancer and transplantation, cardiovascular and dermatological diseases, and virology. It also offers products for other therapeutic areas, such as autoimmune diseases, inflammatory and metabolic disorders, and diseases of the central nervous system. In addition, Roche Ltd. provides a range of products and services in various fields of medical testing. It provides solutions for medical and biotechnological research; solutions for private and public hospital laboratories; and point of care testing solutions. Roche Ltd. owns 100% ownership of Roche Inc., which is a majority stockholder of Genentech, and therefore owes fiduciary duties to Genentech and its shareholders.
     7. Defendant Herbert W. Boyer, Ph.D is a director of Genentech and is one of its founders. Boyer is a member of the Board of Genentech. Boyer is a member of each of Genentech’s committees: Audit, Compensation, Corporate Governance, Executive and Nominations. Boyer has sat on Genentech’s Board since 1976 with the exception of one four month hiatus in 1999.
     8. Defendant William M. Burns has served as a director of Genentech since 2004. Burns is a member of Genentech’s Compensation, Corporate Governance, Executive and Nominations Committees. He was appointed Chief Executive Officer of the Pharmaceuticals Division of The Roche Group in January 2005 and was elected to the Corporate Executive Committee of The Roche Group in 2000. Burns is also a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement Burns is a designee of Roche to the Genentech Board.
     9. Defendant Erich Hunziker has served as a director of Genentech since 2004. Hunziker joined The Roche Group as Chief Financial Officer in 2001 and was elected to the Executive Committee of The Roche Group at that time. Hunziker is a member of Genentech’s

Compensation, Governance and Nominations Committees. Hunziker is also a member of the Boards of Directors of Holcim Ltd. and Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Hunziker is a designee of Roche to the Genentech Board.
     10. Defendant Jonathan K.C. Knowles, Ph.D has served as a director of Genentech since 1998. Knowles is a member of Genentech’s Compensation and Governance Committees. Knowles joined The Roche Group as head of global research in September 1997. Knowles also serves as a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Knowles is a designee of Roche to the Genentech Board.
     11. Defendant Arthur D. Levinson, Ph.D has served as Chairman of the Board of Directors of Genentech since September 1999 and has served as Genentech’s Chief Executive Officer and a director of the Company since 1995. Levinson is a member of Genentech’s Executive Committee.
     12. Defendant Debra L. Reed has served as a director of Genentech since August 2005. Reed is a member of Genentech’s Audit, Compensation and Governance Committees.
     13. Defendant Charles A. Sanders, M.D. has served as a director of Genentech since 1999 and as the lead director of the Board since 2003. Sanders is a member of Genentech’s Audit, Compensation and Governance Committees
     14. The Defendants named in paragraphs 7 to 13 (the “Individual Defendants”) are in a fiduciary relationship with Plaintiff and the other public stockholders of Genentech and owe them the highest obligations of due care, loyalty, good faith and candor.

CLASS ACTION ALLEGATIONS
     15. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of Defendant Genentech (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) or their successors in interest, who have been or will be adversely affected by the conduct of Defendants alleged herein.
     16. This action is properly maintainable as a class action.
     17. The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of July 31, 2008, Genentech had 1,055,649,792 shares of common stock outstanding owned by thousands of shareholders of record scattered throughout the United States.
     18. There are questions of law and fact which are common to members of the Class. The common questions include, inter alia, the following:
a.	whether the Individual Defendants have breached their fiduciary duties to the Plaintiff and the other public stockholders in connection with the Proposed Acquisition;

b.	whether Roche and its Genentech Board designees have breached their fiduciary duties as controlling stockholder including entire fairness in connection with the Proposed Acquisition;

c.	whether Plaintiff and the other members of the Class will be damaged irreparably by the wrongful conduct alleged herein;

d.	whether the Affiliation Agreement illegally limits fiduciary duties of the Genentech directors or Roche as the Company’s controlling stockholder in connection with the Proposed Acquisition, including the fiduciary obligation of the entire fairness, or imposes upon the Genentech Board a obligation to accede to a merger with Roche as long as the terms proposed by Roche comply with the Affiliation Agreement; and

e.	whether the Certificate of Incorporation impermissibly eliminates the fiduciary duties of the Genentech directors or Roche as the Company’s controlling stockholder or otherwise impermissibly limits liability for breaches of fiduciary duties beyond the extent permissible by Delaware law.
     19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.
     20. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
     21. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
Roche Controls Genentech
     22. Since 1990, Roche has been Genentech’s majority stockholder. In June 1999, Genentech redeemed all of its callable putable common stock (“Special Common Stock”) held by stockholders other than Roche for cash pursuant to a contractual obligation with Roche that gave Roche the right to require such a redemption. Upon completion of the redemption, Roche’s ownership percentage of Genentech’s Special Common Stock was 100%.
     23. In July and October of 1999 and March 2000, Roche completed public offers of Genentech common stock, and in January 2000, Roche completed an offering of its zero-coupon notes exchangeable for Genentech common stock held by Roche. At the conclusion of these public offerings in March 2000, Roche’s ownership of Genentech common stock was reduced to 58.9%; and on December 31, 2007, Roche’s ownership of Genentech common stock was reduced to 55.8%.
     24. Genentech has a July 1999 Amended and Restated Licensing and Marketing Agreement (the “Marketing Agreement”) with F. Hoffman-La Roche Ltd. (“Hoffman-La Roche”), a subsidiary of Roche, and its affiliates granting Hoffmann-La Roche an option to license, use and sell Genentech’s products in non-U.S. markets. Genentech also has a 1998 license and marketing agreement with Hoffman-La Roche proving Hoffman-La Roche exclusive non-U.S. marketing rights related to anti-HER2 antibodies. The Marketing Agreement is set to expire in 2015.
     25. Genentech also has an April 2004 research collaboration agreement with Hoffmann-La Roche that outlines the process by which Hoffmann-La Roche and Genentech may agree to conduct and share in the costs of joint research on certain molecules. The agreement further outlines how development and commercialization efforts will be coordinated with respect to select molecules, including the financial provisions for a number of different development and commercialization scenarios undertaken by either or both parties.
     26. Genentech has also signed two new product supply agreements with Hoffmann-La Roche (and certain of its affiliates) in July 2006, each of which was amended in November 2007.

     27. In 2007, under all of Genentech’s agreements and arrangements with Roche, contract revenue from Hoffmann-La Roche and its affiliates, including amounts earned related to ongoing development activities after option exercise dates, totaled $95 million. All other revenues from Roche, Hoffmann-La Roche and their affiliates, principally royalties and product sales, totaled $1.985 billion in 2007.
The Affiliation Agreement
     28. During the period that Roche owned all of Genentech’s outstanding equity, the Company amended its Certificate of Incorporation and entered into the Affiliation Agreement with Roche that enabled Genentech’s current management to conduct its business and operations as it had done in the past while at the same time reflecting Roche’s ownership in Genentech. The Affiliation Agreement is for the exclusive benefit of Roche and can be amended at any time by Roche and Genentech.
     29. Pursuant to the Section 4.02 of Affiliation Agreement, as a condition to any merger between the Company and Roche or its affiliates or the sale of substantially all of Genentech’s assets to Roche or its affiliates, Roche must require that:
a.	the merger or sale be authorized by a favorable vote at any meeting of a majority of the shares of common stock not owned by Roche, provided that no person or group shall be entitled to cast more then 5% of the votes cast at the meeting; or

b.	in the event a favorable vote is not obtained, the value of the consideration to be received by the holders of Genentech common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.
     30. Under Section 4.05 of the Affiliation Agreement, the Board of Genentech is barred from taking any action that “could impede or delay the exercise by Roche of any of these rights” thereunder. Section 4.05 reads in its entirety:
No Inconsistent Actions. The Company agrees not to take, and agrees to cause its directors to refrain from taking, any action which could impede or delay the exercise by Roche of any of its rights under this Agreement.
     31. Although Section 4.02 is ostensibly designed as a protection for the minority stockholders, when read together, Sections 4.05 and 4.02 suggest an obligation upon the Genentech Board to accept a merger from Roche on its terms as long as it includes a majority of the minority provision or, alternately, contemplates a price set by investment bankers rather than negotiated by the Genentech Board, a condition impermissible under Delaware law. Sections 4.02 and 4.05 further imply that Roche and the Genentech directors may evade their fiduciary obligations, including entire fairness, in connection with the Proposed Acquisition by their compliance with the Affiliation Agreement.
     32. As written, the Affiliation Agreement also implies that under certain circumstances, so long as it complies with Section 4.02, Roche can impose a merger the terms of which have not been approved by the Genentech Board, a condition untenable under 8 Del. C. §§141 and 251.
     33. Plaintiff and the proposed class are entitled to declaratory relief that the Affiliation Agreement does not limit Roche’s or the Genentech directors’ common law and statutory fiduciary duties in connection with an acquisition of the minority stock of the Company by Roche, including that any such acquisition be entirely fair to the minority stockholders of

Genentech, and that the Board members’ obligations under 8 Del. C. §§141 and 251 are not obviated by the Affiliation Agreement in connection with any merger transaction with Roche. Rather, the correct reading of the Affiliation Agreement’s provision pertaining to transactions with Roche is to impose a minimum standard of conduct upon Roche in a going private transaction, such as the Proposed Acquisition, and not to lower the bar for its or the Genentech Board members’ fiduciary conduct.
     34. Under the terms of the Affiliation Agreement, without the approval of Roche directors, Genentech may not approve:
a.	any acquisition constituting a portion of Genentech’s business or assets accounting for 10% or more of Genentech’s consolidated total assets, contribution to net income or revenues;

b.	any sale, lease, license, transfer or other disposal of all or a portion of Genentech’s business or assets accounting for 10% or more of Genentech’s consolidated total assets, contribution to net income or revenues, not in the ordinary course of Genentech’s business;

c.	any issuance of common stock other than (1) issuances pursuant to employee incentive plans not exceeding 5% of Genentech’s voting stock, (2) issuances upon the exercise, conversion or exchange of any of Genentech’s outstanding capital stock, and (3) other issuances not exceeding 5% of Genentech’s voting stock in any 24 month period; and

d.	any repurchase or redemption of Genentech’s capital stock other than (1) a redemption required by the terms of a security and (2) purchase made at fair market value in connection with any of Genentech’s deferred compensation plans.
     35. If Roche and its affiliates sell their majority ownership in Genentech common stock to a successor, Roche will cause the successor to purchase all shares of Genentech’s common stock not held by Roche:
a.	If the consideration is entirely in either cash or equity traded on a U.S. national securities exchange, with consideration in the same form and amounts per share as received by Roche and its affiliates; or

b.	In any other case, with consideration either in the same form and amounts per share as received by Roche and its affiliates or with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by an investment bank of nationally recognized standing appointed by a committee of independent directors.
Roche has agreed to cause the buyer of Genentech common stock in such a situation to be bound by the obligations that Roche is currently bound by.
     36. The Affiliation Agreement also provides that with respect to any issuance of Genentech common stock in the future, the Company will repurchase a sufficient number of shares so that immediately after such issuance, the percentage of common stock owned by Roche will be not lower than 2% below the lowest number of shares of Genentech common stock owned by Roche since the July 1999 offering divided by the number of shares of Genentech common stock outstanding at the time of the July 1999 offering, as adjusted for stock splits.
     37. Genentech’s bylaws provide Roche with certain proportional representation rights with respect to membership on Genentech’s Board of Directors and Committees, and is entitled to have a number of directors equal to its percentage ownership of Company common stock times the total number of directors rounded up to the next whole number if Roche’s ownership interest is greater than 50 percent and rounded down if it is less than or equal to 50 percent. Section 3.03(a) provides that “[u]pon the request of Roche at any time by notice to the Corporation (a “Governance Notice”), Roche shall be immediately entitled to [such] representation on the Board....” Section 3.03(b) provides that “[u]pon receipt of a Governance Notice, the Board and the Corporation shall immediately take or cause to be taken all action ... as necessary in order to achieve the proportionality required by [Roche’s representation rights].” Roche is also entitled to designate at least one member of each committee of the Genentech Board except for the Audit Committee.
     38. The Genentech Board consists of three Roche designees, one Genentech executive officer and three putatively independent directors, currently Boyer (the Company’s founder), Reed and Sanders.
Genentech’s Certificate of Incorporation
     39. Genentech’s Certificate of Incorporation provides that provisions of Genentech’s bylaws under the headings: “Composition of Board of Directors,” “Roche’s Right to Proportional Representation,” “Memberships of Committees” and “Nomination of Directors,” may be repealed or amended only by a 60% vote of Genentech’s stockholders. Roche’s right to nominate a number of directors proportional to Roche’s ownership interest until Roche’s ownership interest is 5%, may be repealed or amended only by vote of 90% of Genentech stockholders.
     40. Article 8 of Genentech’s Certificate of Incorporation purports to give Roche and its designees on the Genentech board free reign to usurp Genentech’s corporate opportunities and also purports improperly to relieve Roche and its affiliates and its officers and directors, including its Genentech Board designees, of fiduciary responsibilities under Delaware law, including the duty of loyalty.
     41. Section 8.01 of the Certificate of Incorporation states that:
In anticipation that the Corporation will cease to be a wholly owned subsidiary of Roche Holdings, Inc., but that Roche (as defined in Section 8.05) will remain a stockholder of the Corporation, and in anticipation that the Corporation (as defined in Section 8.05) and Roche may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of (i) the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with Roche (including service of officers and directors of Roche as directors of the Corporation) and (ii) the difficulties attendant to any director, who desires and endeavors fully to satisfy such director’s fiduciary duties, in determining the full scope of such duties in any particular situation, the provisions of this Article 8 are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve Roche and its officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith.
     42. Section 8.02 of the Certificate of Incorporation provides that unless Roche agrees otherwise in writing;
(a) Roche shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation; and
(b) neither Roche nor any officer or director thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of any such activities of Roche or of such person’s participation therein.
It further provides:
In the event that Roche acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Roche and the Corporation, Roche shall have no duty to communicate or offer such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation or controlling person of a stockholder by reason of the fact that Roche pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information regarding, or offer, such corporate opportunity to the Corporation.

     43. Section 8.03 of the Certificate of Incorporation provides:
In the event that a director, officer or employee of the Corporation who is also a director, officer or employee of Roche acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Corporation and Roche (whether such potential transaction or matter is proposed by a third-party or is conceived of by such director, officer or employee of the Corporation), such director, officer or employee shall be entitled to offer such corporate opportunity to the Corporation or Roche as such director, officer or employee deems appropriate under the circumstances in his sole discretion, and no such director, officer or employee shall be liable to the Corporation or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Corporation or the derivation of any improper personal benefit by reason of the fact that (i) such director, officer or employee offered such corporate opportunity to Roche (rather than the Corporation) or did not communicate information regarding such corporate opportunity to the Corporation or (ii) Roche pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Corporation.
     44. Sections 8.02 and 8.03 of the Certificate of Incorporation purport impermissibly to relieve Roche and its designees on the Genentech Board from liability for breaches of their fiduciary duties including loyalty beyond the liability limitations permitted by 8 Del C. §102(b)(7).
     45. Article 9 of the Certificate of Incorporation indicates an intent to obviate Roche and its affiliates from virtually any liability from any breaches of fiduciary duty. Section 9.01 of the Certificate of Incorporation purports to create safe harbor from Roche’s self-dealing even where independent director or minority stockholder approval has not been obtained and even when the transaction in question fails to meet the high burden of entire fairness. Section 9.01 states:
No contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Corporation and Roche shall be void or voidable solely for the reason that Roche is a party thereto, or solely because any directors or officers of the Corporation who are affiliated with Roche are present at or participate in the meeting of the Board of Directors or committee thereof which authorizes the contract, agreement, arrangement, transaction, amendment, modification or termination or solely because his or their votes are counted for such purpose but any such contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) shall be governed by the provisions of this Amended and Restated Certificate of Incorporation, the Corporation’s Bylaws, Delaware Law and other applicable law.
     46. Section 9.03 of the Certificate of Incorporation purports to eliminate liability for Roche for breaches of any duty it owes to Genentech, including, apparently, its obligation for self-dealing transactions to be the product of a process and price that is entirely fair:
Neither Roche nor any officer or director thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Corporation or the derivation of any improper personal benefit by reason of the fact that Roche or an officer of director thereof in good faith takes any action or exercise any rights or gives or withholds any consent in connection with any agreement or contact between Roche and the Corporation. No vote cast or other action taken by any person who is an officer, director or other representative of Roche, which vote is cast or action is taken by such person in his capacity as a director of the Corporation, shall constitute an action of or the exercise of a right by or a consent of Roche for the purpose of any such agreement or contract.
     47. These provisions, which purport to relieve Roche and its officers and directors, including its Genentech Board designees, from fiduciary responsibility and liability, conflict with long established Delaware law regarding the rights and protections of minority stockholders with respect to actions and inactions by controlling stockholders and their board designees. Under Delaware law, where fiduciaries stand on both sides of a transaction, they are required to demonstrate the fairness of the bargain. Moreover, Delaware law permits the limitation of directors’ personal monetary liability for breaches of the duty of care under 8 Del. C. § 102(b)(7), but the statute expressly prohibits limitations of monetary liability for breaches of the duty of loyalty. Article 6 of the Certificate of Incorporation adopts a standard provision invoking the protection of 8 Del. C. §102(b)(7).
     48. Articles 8 and 9 of the Certificate of Incorporation imply that Roche and the

Genentech directors may evade their fiduciary obligations, including entire fairness, in connection with the Proposed Acquisition. Plaintiff and the proposed class are entitled to declaratory relief that Articles 8 and 9 of the Certificate of Incorporation do not limit Roche’s or the Genentech directors’ fiduciary obligations or liability for breaches of those obligations beyond the extent permissible by Delaware law, including with respect to the Proposed Acquisition.
Roche Opportunistically Seeks to Acquire 100% Ownership of Genentech
     49. On July 20, 2008, following months of internal deliberations, Roche notified the outside directors of the Genentech Board and made a courtesy call to Arthur Levinson, Chairman of the Genentech Board, to inform Levinson that Roche would be making an offer to acquire the 44% of the shares of Genentech common stock it did not already own.
     50. On July 21, 2008, Roche announced that it had submitted a proposal to acquire all the outstanding stock of Genentech which Roche does not already own for $89.00 per share in cash. According to news reports, Roche did not inform Genentech of its intent until Sunday, the day prior to the proposal.
     51. The Proposed Acquisition represents a mere 8.8% premium over the Company’s closing price of Friday July 18, 2008. According to Dealogic, the average premium offered in similar squeeze-out deals is 21% this year, well above the 8.8% offered by Roche. Roche CEO, Severin Schwan stated “[w]e think this is a fair, generous offer, especially given that we already have control.” Schwan also indicated that he believed the premium offered was “generous” and that Roche had little room for negotiation on the price term.
     52. Roche stands to profit significantly from the Proposed Acquisition at the expense of Genentech’s public stockholders and at a time when its own performance has been suffering.

Roche’s Pharmaceuticals Division already derives approximately 28% of its sales from Genentech and Roche derives 40% of its drug sales from Genentech’s products. Despite Roche’s sharing in Genentech’s strong financials, Roche’s 2008 suffered a decrease of over $800 million in its mid-year sales (compared to its mid-year 2007 results). Roche also suffered a 6% decline in operating profit, a drop of over $400 million; a 2% decline in net income and a 3% decline in EPS in its mid-year 2008 financials (compared to its mid-year 2008 results). Roche would have gotten an additional $804 million in profit had it owned all of Genentech. Taking the remainder of Genentech private could also result in pretax savings to Roche of $750 – $850 million.
     53. Further, Roche’s Marketing Agreement with Genentech, is set to expire in 2015. Roche would not lose the products it now sells, but would have to negotiate an extension to the product-sharing agreement if it wanted to continue to have first dibs on new Genentech drugs. These rights are especially crucial to Roche’s currently flailing financials given the approximately 100 products in Genentech’s research and development pipeline. The 2015 expiration of the Marketing Agreement was also cited by Roche chairman, Franz Humer as an important factor in the time of the Proposed Acquisition.
     54. Roche’s surprise announcement of the Proposed Acquisition has also blindsided the Company’s employees, risking that Genentech’s scientists, the driving force of the Company’s research and development operation, will walk away at their first opportunity.
     55. The market immediately reacted to the inadequate offer by surging ahead of the Proposed Acquisition price in trading on July 21, 2008, as analysts said the price was too low. Genentech’s stock closed at $93.88 on July 21, 2008.
     56. Analysts James Millet and David Adlington at Cazenove in London said in a research note that Roche will have to make a “significantly higher offer” for Genentech. Geoffrey Porges at Sanford Bernstein & Co. in New York, agreed, stating, “[t]his is going to be well north of $100” and that Roche was “clearly being opportunistic.” Lehman Brothers analyst Jim Birchenough also noted that “[w]e believe that $120 a share would be a reasonable counter proposal by [Genentech].”
     57. Indeed, only a week earlier, on July 14, 2008, Genentech raised its 2008 forecast and said its 2nd Quarter 2008 profit increased 4.7 percent on higher sales of Avastin. The Company reported a 15 percent increase of Avastin’s sales from $564 million to $650 million. The Company also reported a 12 percent and 17 percent increase in sales of its drugs Rituxan, which treats non-Hodgkin’s lymphoma, and Tarceva, which is used to treat lung and pancreatic cancers, respectively. The Company’s stock jumped in after-hours trading after reporting that Non-GAAP earnings per share of $0.82, a 5 percent increase from $0.78 in the second quarter of 2007. Genentech also announced that its non-GAAP revenue in the quarter rose 8 percent (compared to the same quarter in 2007) to $3.2 billion. Genentech also revised its full year 2008 non-GAAP earnings per share forecast up to $3.40-$3.50 from its previous forecast of $3.35-$3.45.
     58. Romain Pasche, a fund manager at Vontobel Asset Management in Zurich noted further that the offer is also timed to take advantage of the strength of the Swiss Franc relative to the dollar this year. Pasche also indicated that the offer was made now so that Roche could obtain Genentech at a discount to its likely value once new research data is released on Avastin, a colon cancer drug in development at Genentech.
     59. On July 25, 2008, Genentech announced that it had formed a three-member board committee (the “Special Committee”) to review the Proposed Acquisition made by Roche. The

Special Committee includes Defendants Sanders, Boyer and Reed.
     60. On July 27, 2008, the Financial Times reported that the Proposed Acquisition could move faster than the estimated three to eight months which some analyst reports have suggested. According to the article, a deal between Roche and Genentech should move more quickly because there is only one potential buyer which already controls the company, and Roche could potentially announce its financing strategy within the next two weeks.
     61. The members of the Company’s Board of Directors owed and continue to owe the public shareholders fiduciary duties to act in the best interests of the Genentech stockholders. Roche and the Genentech directors affiliated with Roche, however, are conflicted and interested in obtaining the Company for the lowest amount of consideration possible. By virtue of its holding approximately 55.9% of voting power of the Company’s shares, its designation of three of the seven members of the Genentech Board and other powers of control under the Affiliation Agreement, Roche controls the Company and the board of directors, ensuring that the Individual Defendants, including any appointed to any committee formed to consider the Proposed Acquisition, are conflicted and cannot act effectively on behalf of the Genentech public stockholders.
     62. Even if the “independent” directors were able to act independently from Roche, no special committee of directors will be able to function effectively in these circumstances which would require Company outsiders to negotiate against a control group with the best knowledge and expertise regarding the Company and its business and strategy. In addition, Roche is in a position to impose consequences on the public stockholders as controlling stockholder if the committee does not approve an acquisition. As such, Roche as a majority shareholder of Genentech and its control position will allow it to direct and control the process, subjecting the

Proposed Acquisition to the exacting entire fairness standard.
     63. The value of the Company’s shares is substantially in excess of the $89.00 offered by the Proposed Acquisition. The consideration proposed as part of the Proposed Acquisition is inadequate and represents an attempt by Roche to wield its control to force out the public shareholders in order to reward itself with the profits rightfully belonging to the Plaintiff and shareholders and is a transparent attempt to deny the public holders from their rightful opportunity to obtain due value for their shares.
     64. The terms of the Proposed Acquisition are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants and Roche by virtue of their positions of control of Genentech and that knowledge possessed by Genentech’s public stockholders. Defendants seek to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information, while Roche has access to Company information and control over the Company’s direction giving Roche the ability to leverage its control of the target company to vitiate the effectiveness of even truly independent special committees formed.
     65. An acquisition by Roche of the public shares is subject to the exacting entire fairness standard, under which Roche must establish fair price and fair dealing.
     66. Unless the Court enjoins the Proposed Acquisition, Defendants will engage in further breaches of their fiduciary duties to the Company’s shareholders. These actions will result in irreparable harm to the members of the Class.
COUNT I
BREACH OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS
     67. Plaintiff repeats and re-alleges each allegation set forth herein.

     68. The Individual Defendants are disabled under the circumstances from effectively acting on behalf of the unaffiliated public stockholders in the face of Roche’s control.
     69. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT II
BREACH OF FIDUCIARY DUTY AND ENTIRE FAIRNESS AGAINST ROCHE INC.,
ROCHE LTD., BURNS, HUNZIKER, AND KNOWLES
     70. Plaintiff repeats and re-alleges each of the foregoing allegations.
     71. Roche and its Genentech Board designees have violated their fiduciary duties of loyalty, good faith, candor and entire fairness owed to the public shareholders of Genentech, and Roche has sought opportunistically to enrich itself unfairly at the expense of the unaffiliated Genentech shareholders.
     72. Plaintiff and the Class will suffer irreparable injury as a result of Roche’s actions, including unfair self-dealing.
     73. Unless enjoined by this Court, Roche and its Board designees, Burns, Hunziker and Knowles will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Acquisition, which will exclude Plaintiff and the Class from their fair share of Genentech’s valuable assets and businesses, and/or benefit Roche in the unfair manner complained of herein, all to the irreparable harm of Plaintiff and the Class, as aforesaid.
     74. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT III
FOR DECLARATORY JUDGMENT REGARDING THE CORRECT
INTERPRETATION OF THE AFFILIATION AGREEMENT IN CONNECTION WITH
THE PROPOSED ACQUISITION
     75. Plaintiff repeats and re-alleges each allegation set forth herein.
     76. Plaintiff seeks a declaration that the Affiliation Agreement, including its Sections 4.02 and 4.05, does not limit or eviscerate the common law and statutory fiduciary duties of the directors of Genentech or of Roche, the Company’s controlling stockholder, in connection with an acquisition of the minority stock of the Company by Roche, that the Affiliation Agreement does not obviate the requirement that any acquisition of the minority stock by Roche be the product of entire fairness, and that the Genentech Board is bound by no obligation under the Affiliation Agreement to accept or recommend a buyout proposal from Roche. Rather, the Genentech Board must fulfill their obligations under 8 Del. C. §§141 and 251 in connection with any merger transaction with Roche, and any acquisition of the minority stock of Genentech must be entirely fair.
     77. Plaintiff seeks a declaration that instead the correct reading of the Affiliation Agreement’s provision pertaining to transactions with Roche is to impose a minimum standard of conduct upon Roche in a going private transaction, such as the Proposed Acquisition and not to lower the bar for its or the Genentech Board’s fiduciary conduct.
COUNT IV
FOR DECLARATORY JUDGMENT REGARDING THE LEGALITY AND
ENFORCEABILITY OF ARTICLES 8 AND 9 OF THE CERTIFICATE OF
INCORPORATION
     78. Plaintiff repeats and re-alleges each allegation set forth herein.
     79. Articles 8 and 9 of the Certificate of Incorporation impermissibly limit the fiduciary duties of Roche and the Genentech directors and likewise impermissibly limit liability for fiduciary duty breaches beyond the extent permissible by Delaware law.
     80. Plaintiff seeks a declaration that Articles 8 and 9 of the Certificate of Incorporation are unenforceable and of no effect, including with respect to a buyout by Roche of the Genentech minority stockholders as contemplated in the Proposed Acquisition. Plaintiff further seeks a declaration that Articles 8 and 9 of the Certificate of Incorporation limit neither the fiduciary duties or liability for breaches of fiduciary duties of Roche or members of the Genentech Board, including the requirement that the Proposed Acquisition be the product of entire fairness, beyond the extent permissible under Delaware law.
WHEREFORE, Plaintiff prays for judgment, as follows:
     A. determining that this action is a proper class action under, and that Plaintiff is a proper class representative and appointing Plaintiff’s Counsel as Class Counsel;
     B. enjoining Defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the Proposed Acquisition at a price that is not fair and equitable and under the terms presently proposed by Roche;
     C. declaring that the Proposed Acquisition is not entirely fair and is in breach of the fiduciary duties of the Defendants and, therefore, any agreement arising therefrom is unlawful and unenforceable;
     D. declaring that the Affiliation Agreement does not obligate the Genentech Board to accept a merger from Roche based on a majority of the minority provision or, alternatively, a price fixed by investment bankers and that the Affiliation Agreement does not limit the fiduciary duties, including entire fairness, of the Genentech directors or Roche in connection with the Proposed Acquisition;
     E. declaring that Articles 8 and 9 of the Certificate of Incorporation do not limit the fiduciary duties or liability for breaches of those fiduciary duties of the Genentech directors or Roche beyond the extent permissible by Delaware law;
     F. to the extent, if any, that the Proposed Acquisition complained of is consummated prior to the entry of final judgment, rescinding the transaction and/or awarding damages to the Class;

     G. requiring Defendants to fully disclose all material information regarding the Proposed Acquisition;
     H. requiring the Individual Defendants to conduct a fair process to evaluate the Company’s value and any available value maximizing strategic alternatives including remaining as a public company;
     I. directing that Defendants account to Plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by Defendants as a result of their unlawful conduct;
     J. awarding Plaintiff and the Class pre- and post-judgment interest at the statutory rate;
     K. awarding to Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
     L. granting such other and further relief as the Court deems appropriate.

Dated: August 7, 2008	CHIMICLES & TIKELLIS LLP
/s/ Tiffany J. Cramer
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546) A. Zachary Naylor (#4439) Tiffany J. Cramer (#4998) One Rodney Square P.O. Box 1035 Wilmington, DE 19899 Phone: (302) 656-2500 Fax: (302) 656-9053 Counsel for Plaintiff

OF COUNSEL:
KOHN SWIFT & GRAF, PC
Joseph C. Kohn
Denis F. Sheils
Jared Solomon
One South Broad Street, Suite 2100
Philadelphia, PA 19107
(215) 238-1700
WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Gregory M. Nespole
Stacey T. Kelly
Martin Restituyo
270 Madison Avenue
New York, NY 10016
(212) 545-4600

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